(Check One)	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	Commission File Number 000-15827
☐ Form N-SAR
NOTIFICATION OF LATE FILING

For Period Ended: January 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sharper Image Corporation

Full Name of Registrant

Former Name if Applicable

350 The Embarcadero, 6th Floor

Address of Principal Executive Office (Street and number)

San Francisco, California 94105

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The registrant is unable, on or before April 17, 2006, to file its Annual Report on Form 10-K for the year ended January 31, 2006, without unreasonable effort or expense due to the recent unplanned departures of certain key members of its financial reporting staff and to a lesser extent delays caused by the recent relocation of its corporate headquarters. The registrant is also completing its review of its internal control over financial reporting.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey P. Forgan (Name)	(415) (Area Code)	445-6000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Form 8-K, Item 2.02, furnishing the registrant’s press release dated February 2, 2006, reporting certain operational data for the month, quarter and year ended January 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant hereby incorporates by reference the press release furnished as an exhibit to the Company’s Form 8-K furnished on April 17, 2006 announcing the Company’s financial results for its fiscal year ending January 31, 2006.

Sharper Image Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2006	By:	/s/ JEFFREY P. FORGAN
Jeffrey P. Forgan
Executive Vice President and Chief Financial Officer

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